Exhibit 99.1

Encana Corporation

Interim Condensed Consolidated Financial Statements (unaudited)

For the period ended March 31, 2012

(U.S. Dollars)

First quarter report

for the period ended March 31, 2012

Condensed Consolidated Statement of Earnings (unaudited)

		Three Months Ended March 31,
($ millions, except per share amounts)		2012	2011
Revenues, Net of Royalties	(Note 3)	$1,799	$1,667

Expenses	(Note 3)
Production and mineral taxes		24	53
Transportation and processing		306	284
Operating		217	240
Purchased product		105	165
Depreciation, depletion and amortization		587	560
Impairments	(Note 8)	—	776
Accretion of asset retirement obligation	(Note 11)	14	13
Administrative		102	136
Interest	(Note 5)	123	119
Foreign exchange (gain) loss, net	(Note 6)	(102)	(146)
Other		(2)	—

		1,374	2,200

Net Earnings (Loss) Before Income Tax		425	(533)
Income tax expense (recovery)	(Note 7)	413	(172)

Net Earnings (Loss)		$12	$(361)

Net Earnings (Loss) per Common Share	(Note 12)
Basic		$0.02	$(0.49)
Diluted		$0.02	$(0.49)

Condensed Consolidated Statement of Comprehensive Income (unaudited)

	Three Months Ended March 31,
($ millions)	2012	2011
Net Earnings (Loss)	$12	$(361)
Other Comprehensive Income, Net of Tax
Foreign currency translation adjustment	24	104
Compensation plans	4	—

Comprehensive Income (Loss)	$40	$(257)

See accompanying Notes to Condensed Consolidated Financial Statements.

Condensed Consolidated Financial Statements
Encana Corporation	1	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Condensed Consolidated Balance Sheet (unaudited)

($ millions)		As at March 31, 2012	As at December 31, 2011
Assets
Current Assets
Cash and cash equivalents		$2,393	$800
Accounts receivable and accrued revenues		734	1,075
Risk management	(Note 15)	1,861	1,806
Income tax receivable		878	686

		5,866	4,367
Property, Plant and Equipment, at cost:	(Note 8)
Natural gas & oil properties, based on full cost accounting
Proved properties		49,793	50,690
Unproved properties		1,509	1,426
Other		3,048	2,748

Property, plant and equipment		54,350	54,864
Less: Accumulated depreciation, depletion and amortization		(39,770)	(38,807)

Property, plant and equipment, net		14,580	16,057
Cash in Reserve		48	469
Other Assets		507	395
Risk Management	(Note 15)	247	241
Deferred Income Taxes		253	188
Goodwill	(Note 3)	1,720	1,698

	(Note 3)	$23,221	$23,415

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,095	$2,428
Income tax payable		10	123
Risk management	(Note 15)	1	1
Current portion of long-term debt	(Note 9)	—	492
Deferred income taxes		935	442

		3,041	3,486
Long-Term Debt	(Note 9)	7,672	7,658
Other Liabilities and Provisions	(Note 10)	2,542	2,301
Risk Management	(Note 15)	4	6
Asset Retirement Obligation	(Note 11)	860	875
Deferred Income Taxes		629	511

		14,748	14,837

Shareholders’ Equity
Share capital - authorized unlimited common shares, without par value 2012 and 2011 issued and outstanding: 736.3 million shares	(Note 12)	2,354	2,354
Paid in surplus	(Note 13)	7	5
Retained earnings		5,508	5,643
Accumulated other comprehensive income		604	576

Total Shareholders’ Equity		8,473	8,578

		$23,221	$23,415

See accompanying Notes to Condensed Consolidated Financial Statements.

Condensed Consolidated Financial Statements
Encana Corporation	2	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

		Three Months Ended March 31,
($ millions)		2012	2011
Share Capital	(Note 12)
Balance, Beginning of Year		$2,354	$2,352
Common Shares Issued under Option Plans		—	2

Balance, End of Period		$2,354	$2,354

Paid in Surplus
Balance, Beginning of Year		$5	$—
Share-Based Compensation	(Note 13)	2	2

Balance, End of Period	(Note 13)	$7	$2

Retained Earnings
Balance, Beginning of Year		$5,643	$6,226
Net Earnings (Loss)		12	(361)
Dividends on Common Shares	(Note 12)	(147)	(147)

Balance, End of Period		$5,508	$5,718

Accumulated Other Comprehensive Income
Foreign Currency Translation Adjustment
Balance, beginning of year		$658	$963
Change in foreign currency translation adjustment		24	104

Balance, end of period		$682	$1,067

Compensation Plans
Balance, beginning of year		$(82)	$(48)
Amortization of net actuarial gains and losses	(Note 13)	4	—

Balance, end of period		$(78)	$(48)

Total Accumulated Other Comprehensive Income		$604	$1,019

Total Shareholders’ Equity		$8,473	$9,093

See accompanying Notes to Condensed Consolidated Financial Statements.

Condensed Consolidated Financial Statements
Encana Corporation	3	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Condensed Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended March 31,
($ millions)		2012	2011
Operating Activities
Net earnings (loss)		$12	$(361)
Depreciation, depletion and amortization		587	560
Impairments		—	776
Accretion of asset retirement obligation	(Note 11)	14	13
Deferred income taxes	(Note 7)	547	(105)
Unrealized (gain) loss on risk management	(Note 15)	(63)	133
Unrealized foreign exchange (gain) loss	(Note 6)	(90)	(115)
Other		5	62
Net change in other assets and liabilities		(20)	(29)
Net change in non-cash working capital		(375)	(277)

Cash From (Used in) Operating Activities		617	657

Investing Activities
Capital expenditures	(Note 3)	(1,120)	(1,294)
Acquisitions	(Note 4)	(153)	(266)
Proceeds from divestitures	(Note 4)	2,513	397
Cash in reserve		421	2
Net change in investments and other		(23)	(108)

Cash From (Used in) Investing Activities		1,638	(1,269)

Financing Activities
Issuance of revolving long-term debt		1,721	3,442
Repayment of revolving long-term debt		(1,724)	(3,088)
Repayment of long-term debt	(Note 9)	(503)	—
Issuance of common shares	(Note 12)	—	2
Dividends on common shares	(Note 12)	(147)	(147)
Capital lease payments		(13)	(88)

Cash From (Used in) Financing Activities		(666)	121

Foreign Exchange Gain (Loss) on Cash and Cash
Equivalents Held in Foreign Currency		4	5

Increase (Decrease) in Cash and Cash Equivalents		1,593	(486)
Cash and Cash Equivalents, Beginning of Period		800	699

Cash and Cash Equivalents, End of Period		$2,393	$213

Cash, End of Period		$104	$52
Cash Equivalents, End of Period		2,289	161

Cash and Cash Equivalents, End of Period		$2,393	$213

See accompanying Notes to Condensed Consolidated Financial Statements.

Condensed Consolidated Financial Statements
Encana Corporation	4	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

1. Basis of Presentation

Encana Corporation and its subsidiaries ("Encana" or "the Company") are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids ("NGLs"). The term liquids is used to represent Encana's oil, NGLs and condensate.

The interim condensed Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited U.S. GAAP Consolidated Financial Statements for the year ended December 31, 2011, except as noted below in Note 2. The disclosures provided below are incremental to those included with the annual audited U.S. GAAP Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited U.S. GAAP Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim condensed Consolidated Financial Statements should be read in conjunction with the annual audited U.S. GAAP Consolidated Financial Statements and the notes thereto for the year ended December 31, 2011.

These unaudited interim condensed Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented. Interim condensed consolidated financial results are not necessarily indicative of consolidated financial results expected for the fiscal year.

2. Changes in Accounting Policies and Practices

On January 1, 2012, Encana adopted the following standards and updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company's interim condensed Consolidated Financial Statements:

•

Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”, clarifies and changes existing fair value measurement and disclosure requirements. The amendments have been applied prospectively and have not had a significant impact on the Company's fair value measurements or disclosures.

•

Accounting Standards Update 2011-05, “Presentation of Comprehensive Income”, requires that net earnings and comprehensive income be presented either in a single continuous statement or in two separate consecutive statements. As Encana presents its net earnings and comprehensive income in two separate consecutive statements, the amendments had no impact on the Company’s financial statement presentation. Accounting Standards Update 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, defers the effective date of certain presentation requirements for items reclassified out of accumulated other comprehensive income.

•

Accounting Standards Update 2011-08, “Intangibles—Goodwill and Other”, permits an initial assessment of qualitative factors to determine whether the two-step goodwill impairment test is required to be performed as described in Accounting Standards Codification Topic 350, “Intangibles—Goodwill and Other”. The amendments have been applied prospectively.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	5	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information

Encana’s reportable segments are determined based on the Company's operations and geographic locations as follows:

•

Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre. Five key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Peace River Arch in northwest Alberta; (iii) Cutbank Ridge in northern British Columbia; (iv) Bighorn in west central Alberta; and (v) Coalbed Methane in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.

•

USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas.

•

Market Optimization is primarily responsible for the sale of the Company's proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company's upstream production to third-party customers. Transactions between segments are based on market values and are eliminated on consolidation.

The condensed Consolidated Statement of Earnings for the comparative period ended March 31, 2011 and the accompanying segmented information disclosed in this note have been updated to present processing costs with transportation expense. Formerly, these processing costs were presented in operating expenses. Encana has updated its presentation as a result of the Canadian Division entering into firm gathering and processing agreements associated with the divestiture of its two natural gas processing plants during the three months ended March 31, 2012 as disclosed in Note 4. Encana believes the nature of processing costs more closely align with transportation expense. As a result, the Company has reclassified $57 million from operating expense to transportation and processing expense for the three months ended March 31, 2011 ($240 million – 12 months ended December 31, 2011).

Notes to Condensed Consolidated Financial Statements
Encana Corporation	6	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended March 31)

Segment and Geographic Information

	Canadian Division		USA Division		Market Optimization
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties	$723	$678	$878	$961	$121	$179

Expenses
Production and mineral taxes	3	4	21	49	—	—
Transportation and processing	133	112	173	172	—	—
Operating	97	110	101	135	10	13
Purchased product	—	—	—	—	105	165

	490	452	583	605	6	1
Depreciation, depletion and amortization	234	238	330	300	3	3
Impairments	—	776	—	—	—	—

	$256	$(562)	$253	$305	$3	$(2)

	Corporate & Other		Consolidated
	2012	2011	2012	2011
Revenues, Net of Royalties	$77	$(151)	$1,799	$1,667

Expenses
Production and mineral taxes	—	—	24	53
Transportation and processing	—	—	306	284
Operating	9	(18)	217	240
Purchased product	—	—	105	165

	68	(133)	1,147	925
Depreciation, depletion and amortization	20	19	587	560
Impairments	—	—	—	776

	$48	$(152)	560	(411)

Accretion of asset retirement obligation			14	13
Administrative			102	136
Interest			123	119
Foreign exchange (gain) loss, net			(102)	(146)
Other			(2)	—

			135	122

Net Earnings (Loss) Before Income Tax			425	(533)
Income tax expense (recovery)			413	(172)

Net Earnings (Loss)			$12	$(361)

Notes to Condensed Consolidated Financial Statements
Encana Corporation	7	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended March 31)

Product and Divisional Information

	Canadian Division
	Natural Gas		Oil & NGLs		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties	$575	$567	$140	$100	$8	$11	$723	$678
Expenses
Production and mineral taxes	(1)	3	4	1	—	—	3	4
Transportation and processing	132	111	1	1	—	—	133	112
Operating	92	105	2	2	3	3	97	110

Operating Cash Flow	$352	$348	$133	$96	$5	$8	$490	$452

	USA Division
	Natural Gas		Oil & NGLs		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties	$788	$870	$83	$68	$7	$23	$878	$961
Expenses
Production and mineral taxes	13	42	8	7	—	—	21	49
Transportation and processing	173	172	—	—	—	—	173	172
Operating	98	125	2	—	1	10	101	135

Operating Cash Flow	$504	$531	$73	$61	$6	$13	$583	$605

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties	$1,205	$1,659	$(1,084)	$(1,480)	$121	$179
Expenses
Transportation and processing	132	116	(132)	(116)	—	—
Operating	22	27	(12)	(14)	10	13
Purchased Product	1,039	1,503	(934)	(1,338)	105	165

Operating Cash Flow	$12	$13	$(6)	$(12)	$6	$1

Notes to Condensed Consolidated Financial Statements
Encana Corporation	8	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Capital Expenditures

	Three Months Ended March 31,
	2012	2011
Capital Expenditures
Canadian Division	$515	$628
USA Division	563	648
Market Optimization	6	—
Corporate & Other	36	18

	$1,120	$1,294

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets
	As at		As at		As at
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Canadian Division	$1,247	$1,225	$5,538	$7,493	$7,077	$11,090
USA Division	473	473	6,945	6,733	7,884	7,691
Market Optimization	—	—	114	108	171	166
Corporate & Other	—	—	1,983	1,723	8,089	4,468

	$1,720	$1,698	$14,580	$16,057	$23,221	$23,415

4. Acquisitions and Divestitures

	Three Months Ended March 31,
	2012	2011
Acquisitions
Canadian Division	$56	$265
USA Division	97	1

Total Acquisitions	153	266

Divestitures
Canadian Division	(2,399)	(98)
USA Division	(114)	(299)

Total Divestitures	(2,513)	(397)

Net Acquisitions and Divestitures	$(2,360)	$(131)

Acquisitions

Acquisitions in the Canadian and USA Divisions primarily include land and property purchases that complement existing Company assets. For the three months ended March 31, 2012, acquisitions totaled $153 million (2011—$266 million).

Divestitures

Divestitures for the three months ended March 31, 2012 were $2,399 million (2011—$98 million) in the Canadian Division and $114 million (2011—$299 million) in the USA Division. The Canadian Division included C$1.45 billion received from Mitsubishi Corporation ("Mitsubishi"). The Canadian Division also received approximately C$920 million for the sale of two natural gas processing plants in British Columbia and Alberta. During the three months ended March 31, 2012, the USA Division received proceeds of $114 million from the divestiture of the remaining North Texas natural gas producing assets. In December 2011, the Company closed the majority of the North Texas asset sale for proceeds of $836 million. During the three months ended March 31, 2011, the USA Division sold its Fort Lupton natural gas processing plant for proceeds of $296 million. Amounts received from these divestitures have been deducted from the Canadian and U.S. full cost pools.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	9	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

4. Acquisitions and Divestitures (continued)

In February 2012, Encana entered into a partnership agreement with Mitsubishi for the development of certain Cutbank Ridge lands in British Columbia. Under the agreement, Encana owns 60 percent and Mitsubishi owns 40 percent of the partnership. Mitsubishi agreed to initially invest approximately C$1.45 billion on closing and will invest approximately C$1.45 billion in addition to its 40 percent of the partnership’s future capital investment for a commitment period, which is expected to be about five years, thereby reducing Encana’s capital funding commitments to 30 percent of the total expected capital investment over that period. The transaction closed on February 24, 2012 and C$1.45 billion was received.

5. Interest

	Three Months Ended March 31,
	2012	2011
Interest Expense - Debt	$121	$119
Interest Expense - Other	2	—

	$123	$119

6. Foreign Exchange (Gain) Loss, Net

	Three Months Ended March 31,
	2012	2011
Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(106)	$(127)
Translation of U.S. dollar risk management contracts issued from Canada	16	12

	(90)	(115)
Foreign Exchange on Intercompany Transactions	(7)	1

	(97)	(114)
Other Monetary Revaluations and Settlements	(5)	(32)

	$(102)	$(146)

7. Income Taxes

	Three Months Ended March 31,
	2012	2011
Current Tax
Canada	$(124)	$(85)
United States	(26)	—
Other Countries	16	18

Total Current Tax Expense (Recovery)	(134)	(67)

Deferred Tax
Canada	240	(145)
United States	190	40
Other Countries	117	—

Total Deferred Tax Expense (Recovery)	547	(105)

	$413	$(172)

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax. The estimated annual effective income tax rate is impacted by the expected annual earnings along with the tax benefits and expenses resulting from items including tax on divestitures and related pool adjustments, international financing and the non-taxable portions of capital gains or losses.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	10	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

8. Property, Plant and Equipment, Net

	As at March 31, 2012			As at December 31, 2011
	Cost	Accumulated DD&A*	Net	Cost	Accumulated DD&A*	Net
Canadian Division
Proved properties	$25,929	$(21,518)	$4,411	$27,259	$(20,906)	$6,353
Unproved properties	960	—	960	968	—	968
Other	167	—	167	172	—	172

	27,056	(21,518)	5,538	28,399	(20,906)	7,493

USA Division
Proved properties	23,761	(17,631)	6,130	23,319	(17,294)	6,025
Unproved properties	549	—	549	458	—	458
Other	266	—	266	250	—	250

	24,576	(17,631)	6,945	24,027	(17,294)	6,733

Market Optimization	234	(120)	114	223	(115)	108
Corporate & Other	2,484	(501)	1,983	2,215	(492)	1,723

	$54,350	$(39,770)	$14,580	$54,864	$(38,807)	$16,057

*	Depreciation, depletion and amortization.

The Canadian Division and USA Division property, plant and equipment include internal costs directly related to exploration, development and construction activities of $118 million capitalized during the three months ended March 31, 2012 (2011—$164 million). Costs classified as indirect administrative costs have not been capitalized as part of the capital expenditures. Included in Corporate and Other are $103 million ($112 million at December 31, 2011) of international property costs, which have been fully impaired.

Compared to December 31, 2011, natural gas prices have declined, however the decline has not resulted in a ceiling test impairment as at March 31, 2012, partially as a result of the amounts received from divestitures which have been deducted from the full cost pools. For the three months ended March 31, 2011, a ceiling test impairment of $776 million was recognized in the Canadian cost centre. The impairment resulted primarily from the decline in the 12-month average trailing natural gas prices.

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)
12-Month Average Trailing Reserves Pricing March 31, 2012	3.73	3.32	98.15	98.21
December 31, 2011	4.12	3.76	96.19	96.53
March 31, 2011	4.10	3.71	83.54	81.34

(1)	Light Sweet.

In 2008, Encana signed a contract for the design and construction of the Production Field Centre ("PFC") for the Deep Panuke project. As at March 31, 2012, Canadian Division property, plant and equipment and total assets includes Encana's accrual to date of $612 million ($607 million at December 31, 2011) related to this offshore facility as an asset under construction.

In 2007, Encana announced that it had entered into a 25-year lease agreement with a third-party developer for The Bow office project. As at March 31, 2012, Corporate and Other property, plant and equipment and total assets includes Encana's accrual to date of $1,540 million ($1,309 million at December 31, 2011).

Corresponding liabilities for the PFC and The Bow office project are included in other liabilities and provisions in the Consolidated Balance Sheet and are disclosed in Note 10. There is no effect on the Company's current net earnings or cash flows related to the capitalization of the PFC or The Bow office project.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	11	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

9. Long-Term Debt

	C$ Principal Amount	As at March 31, 2012	As at December 31, 2011
Canadian Dollar Denominated Debt
4.30% due March 12, 2012	$—	$—	$492
5.80% due January 18, 2018	750	751	737

Canadian Unsecured Notes	$750	751	1,229

U.S. Dollar Denominated Debt
4.75% due October 15, 2013		500	500
5.80% due May 1, 2014		1,000	1,000
5.90% due December 1, 2017		700	700
6.50% due May 15, 2019		500	500
3.90% due November 15, 2021		600	600
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375% due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800
5.15% due November 15, 2041		400	400

U.S. Unsecured Notes		6,900	6,900

Total Principal		7,651	8,129
Increase in Value of Debt Acquired		47	46
Debt Discounts		(26)	(25)
Current Portion of Long-Term Debt		—	(492)

		$7,672	$7,658

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. At March 31, 2012, long-term debt had a carrying value of $7,672 million and a fair value of $8,335 million (at December 31, 2011—$8,150 million carrying value and a fair value of $9,215 million). The estimated fair value of long-term borrowings is categorized within level 2 of the fair value hierarchy, as described in Note 14, and has been determined based on market information or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.

10. Other Liabilities and Provisions

	As at March 31, 2012	As at December 31, 2011
Asset under Construction—The Bow Office Project (See Note 8)	$1,540	$1,309
Asset under Construction—Production Field Centre (See Note 8)	612	607
Unrecognized Tax Benefits	179	178
Pensions and Other Post-Employment Benefits	189	184
Other	22	23

	$2,542	$2,301

Notes to Condensed Consolidated Financial Statements
Encana Corporation	12	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

10. Other Liabilities and Provisions (continued

As described in Note 8, Encana has recognized The Bow office project as an asset under construction. The construction costs have been recognized as an asset with a corresponding liability. During 2012, Encana will assume occupancy of The Bow office premises, at which time the Company will commence payments to the third-party developer. Over the 25 year term of the agreement, Encana will depreciate The Bow asset and reduce the accrued liability. At the conclusion of the 25 year term, the remaining asset and corresponding liability are expected to be derecognized. The total undiscounted future payments related to The Bow office commitment are outlined below. In conjunction with the Split Transaction as described in Note 12, Encana has subleased part of The Bow office space to Cenovus Energy Inc. ("Cenovus"). Expected sublease recoveries from Cenovus are outlined below.

(undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Expected future lease payments	$38	$92	$93	$94	$94	$2,150	$2,561

Sublease recoveries	$(25)	$(46)	$(46)	$(46)	$(47)	$(1,064)	$(1,274)

As described in Note 8, during the construction phase of the PFC, Encana has recognized an asset under construction with a corresponding liability as disclosed above. Upon commencement of operations in 2012, Encana will recognize the PFC as a capital lease. Encana's total discounted future payments related to the PFC total $564 million. The total undiscounted future payments related to the PFC are outlined below.

(undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Expected future lease payments	$45	$89	$89	$89	$89	$310	$711

11. Asset Retirement Obligation

	As at March 31, 2012	As at December 31, 2011
Asset Retirement Obligation, Beginning of Year	$921	$820
Liabilities Incurred	15	43
Liabilities Settled	(15)	(49)
Liabilities Divested	(31)	(62)
Change in Estimated Future Cash Outflows	(10)	132
Accretion Expense	14	50
Foreign Currency Translation and Other	11	(13)

Asset Retirement Obligation, End of Period	$905	$921

Current Portion	$45	$46
Long-Term Portion	860	875

	$905	$921

Notes to Condensed Consolidated Financial Statements
Encana Corporation	13	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Share Capital

Authorized

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

Issued and Outstanding

	As at March 31, 2012		As at December 31, 2011
(millions)	Number	Amount	Number	Amount
Common Shares Outstanding, Beginning of Year	736.3	$2,354	736.3	$2,352
Common Shares Issued under Option Plans	—	—	—	2

Common Shares Outstanding, End of Period	736.3	$2,354	736.3	$2,354

Earnings Per Common Share

The following table presents the computation of net earnings per common share:

	Three Months Ended March 31,
(millions, except per share amounts)	2012	2011
Net Earnings (Loss)	$12	$(361)
Number of Common Shares:
Weighted average common shares outstanding - basic	736.3	736.3
Effect of dilutive securities	—	1.3

Weighted average common shares outstanding - diluted	736.3	737.6

Net Earnings (Loss) per Common Share
Basic	$0.02	$(0.49)
Diluted	$0.02	$(0.49)

Dividends

During the three months ended March 31, 2012, Encana paid dividends of $0.20 per common share totaling $147 million (2011—$0.20 per common share totaling $147 million).

Encana Stock Option Plan

Encana has stock-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options were granted. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.

All options outstanding as at March 31, 2012 have associated Tandem Stock Appreciation Rights ("TSARs") attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of the exercise over the original grant price. In addition, certain stock options granted are performance-based. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right ("SAR") in exchange for a cash payment. See Note 13 for further information on Encana's outstanding and exercisable TSARs and Performance TSARs.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	14	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Share Capital (continued)

Encana Restricted Share Units (“RSUs”)

Encana has a stock-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date. The Company intends to settle vested RSUs in cash on the vesting date. See Note 13 for further information on Encana's outstanding RSUs.

Encana Share Units Held by Cenovus Employees

On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies—Encana Corporation and Cenovus Energy Inc. (the "Split Transaction"). In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, SARs, and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus is based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 13 and 14). There is no impact on Encana's net earnings for the share units held by Cenovus employees. TSARs and Performance TSARs held by Cenovus employees will expire by December 2014. No further Encana share units will be granted to Cenovus employees.

Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana common shares. The following table summarizes the Encana TSARs and Performance TSARs held by Cenovus employees as at March 31, 2012:

Canadian Dollar Denominated (C$)	Number (millions)	Weighted Average Exercise Price
Encana TSARs held by Cenovus employees
Outstanding	3.4	33.10
Exercisable	3.4	33.13
Encana Performance TSARs held by Cenovus employees
Outstanding	4.7	32.37
Exercisable	4.7	32.37

13. Compensation Plans

Encana has a number of compensation arrangements that form the Company’s long-term incentive plan awarded to eligible employees. They include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”), RSUs and a Restricted Cash Plan. The majority of these compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs and RSUs held by Encana employees as cash-settled share-based payment transactions and accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton model. TSARs, Performance TSARs, SARs and Performance SARs granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted. RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	15	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13. Compensation Plans (continued)

As at March 31, 2012, the fair value of the Encana share units held by Encana employees was estimated using the following weighted average assumptions: risk free rate of 1.18 percent, dividend yield of 4.09 percent, volatility of 31.44 percent, expected term of 2.0 years and an Encana market share price of C$19.59. As at March 31, 2012, the fair value of the Cenovus share units held by Encana employees was estimated using the following weighted average assumptions: risk free rate of 1.18 percent, dividend yield of 2.23 percent, volatility of 31.84 percent, expected term of 0.9 years and a Cenovus market share price of C$35.90. For both Encana and Cenovus share units held by Encana employees, volatility was estimated using historical volatility rates.

The amounts recognized for share-based payment transactions are as follows:

	Three months ended March 31,
	2012	2011
Compensation Costs Recorded for Cash-Settled Transactions	$38	$173
Compensation Costs Recorded for Equity-Settled Transactions	2	2

Total Compensation Costs	40	175
Less: Total Compensation Costs Capitalized	(14)	(66)

Total Compensation Expense	$26	$109

Of the total compensation expense, $10 million (2011—$50 million) was included in operating costs and $16 million (2011—$59 million) was included in administrative expenses.

A) Tandem Stock Appreciation Rights

All options to purchase common shares issued under the Encana Stock Option Plan have associated TSARs attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the exercise price. The TSARs vest and expire under the same terms and conditions as the underlying option.

The following table summarizes information related to the Encana and Cenovus TSARs held by Encana employees as at March 31, 2012:

	Encana TSARs		Cenovus TSARs
Canadian Dollar Denominated (C$)	Outstanding	Weighted Average Exercise Price	Outstanding	Weighted Average Exercise Price
Outstanding, Beginning of Year	19,390,425	28.79	3,935,007	29.49
Granted	1,276,617	21.01	—	—
Exercised—SARs	—	—	(1,362,962)	29.07
Exercised—Options	—	—	(8,090)	26.63
Forfeited	(349,457)	29.27	(24,792)	28.81
Expired	(1,528,979)	29.45	(18,235)	26.63

Outstanding, End of Period	18,788,606	28.20	2,520,928	29.75

Exercisable, End of Period	7,291,283	32.79	2,478,939	29.81

For the three months ended March 31, 2012, Encana recorded compensation costs of $4 million related to the Encana TSARs and compensation costs of $6 million related to the Cenovus TSARs (2011—compensation costs of $39 million related to the Encana TSARs and compensation costs of $15 million related to the Cenovus TSARs).

Notes to Condensed Consolidated Financial Statements
Encana Corporation	16	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13. Compensation Plans (continued)

B) Performance Tandem Stock Appreciation Rights

From 2007 to 2009, Encana granted Performance TSARs. In lieu of exercising the option, the option holder has the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the exercise price. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined key measures. Performance TSARs that do not vest when eligible are forfeited.

The following table summarizes information related to the Encana and Cenovus Performance TSARs held by Encana employees as at March 31, 2012:

	Encana Performance TSARs		Cenovus Performance TSARs
Canadian Dollar Denominated (C$)	Outstanding	Weighted Average Exercise Price	Outstanding	Weighted Average Exercise Price
Outstanding, Beginning of Year	7,879,130	31.50	5,751,358	28.60
Exercised—SARs	—	—	(1,837,583)	28.18
Exercised—Options	—	—	(11,452)	26.64
Forfeited	(337,134)	30.24	(242,934)	26.45
Expired	(2,221,132)	29.45	(31,789)	26.64

Outstanding, End of Period	5,320,864	32.44	3,627,600	28.98

Exercisable, End of Period	5,267,036	32.48	3,574,222	29.02

For the three months ended March 31, 2012, Encana recorded no compensation costs related to the Encana Performance TSARs and compensation costs of $8 million related to the Cenovus Performance TSARs (2011—compensation costs of $23 million related to the Encana Performance TSARs and compensation costs of $34 million related to the Cenovus Performance TSARs).

C) Stock Appreciation Rights

During 2008 and 2009, Canadian dollar denominated SARs were granted to employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the exercise price of the right.

The following table summarizes information related to the Encana and Cenovus SARs held by Encana employees as at March 31, 2012:

	Encana SARs		Cenovus SARs
Canadian Dollar Denominated (C$)	Outstanding	Weighted Average Exercise Price	Outstanding	Weighted Average Exercise Price
Outstanding, Beginning of Year	1,972,651	33.81	1,640,575	30.73
Exercised	—	—	(393,482)	29.90
Forfeited	(18,550)	33.76	(8,715)	32.01

Outstanding, End of Period	1,954,101	33.81	1,238,378	30.99

Exercisable, End of Period	1,936,127	33.84	1,226,326	31.02

Notes to Condensed Consolidated Financial Statements
Encana Corporation	17	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13. Compensation Plans (continued)

C) Stock Appreciation Rights (continued)

Since 2010, U.S. dollar denominated SARs have been granted to eligible employees. The terms and conditions are similar to the Canadian dollar denominated SARs. The following table summarizes information related to U.S. dollar denominated Encana SARs held by Encana employees as at March 31, 2012:

	Encana SARs
U.S. Dollar Denominated (US$)	Outstanding	Weighted Average Exercise Price
Outstanding, Beginning of Year	12,645,469	26.78
Granted	297,407	20.48
Exercised	—	—
Forfeited	(116,070)	28.67

Outstanding, End of Period	12,826,806	26.61

Exercisable, End of Period	3,140,693	30.86

For the three months ended March 31, 2012, Encana recorded compensation costs of $4 million related to the Encana SARs and compensation costs of $2 million related to the Cenovus SARs (2011—compensation costs of $20 million related to the Encana SARs and compensation costs of $8 million related to the Cenovus SARs).

D) Performance Stock Appreciation Rights

During 2008 and 2009, Encana granted Performance SARs to certain employees which entitle the employee to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the grant price. Performance SARs are subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined key measures. Performance SARs that do not vest when eligible are forfeited.

The following table summarizes information related to the Encana and Cenovus Performance SARs held by Encana employees as at March 31, 2012:

	Encana Performance SARs		Cenovus Performance SARs
Canadian Dollar Denominated (C$)	Outstanding	Weighted Average Exercise Price	Outstanding	Weighted Average Exercise Price
Outstanding, Beginning of Year	2,710,057	32.07	2,282,061	28.88
Exercised	—	—	(553,999)	29.30
Forfeited	(128,554)	29.43	(117,748)	26.35

Outstanding, End of Period	2,581,503	32.20	1,610,314	28.92

Exercisable, End of Period	2,577,835	32.21	1,607,706	28.93

For the three months ended March 31, 2012, Encana recorded no compensation costs related to the Encana Performance SARs and compensation costs of $4 million related to the Cenovus Performance SARs (2011—compensation costs of $7 million related to the Encana Performance SARs and compensation costs of $12 million related to the Cenovus Performance SARs).

Notes to Condensed Consolidated Financial Statements
Encana Corporation	18	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13. Compensation Plans (continued)

E) Performance Share Units

Since 2010, PSUs have been granted to eligible employees which entitle the employee to receive, upon vesting, a cash payment equal to the value of one common share of Encana for each PSU held, depending upon the terms of the PSU plan. PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

The ultimate value of the PSUs will depend upon Encana’s performance measured over the three-year period. Each year, Encana’s performance will be assessed by the Board of Directors (the "Board") to determine whether the performance criteria have been met. Based on this assessment, up to a maximum of two times the original PSU grant may be awarded in respect of the year being measured. The respective proportion of the original PSU grant deemed eligible to vest for each year will be valued and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.

The following table summarizes information related to the PSUs as at March 31, 2012:

	Canadian Dollar Denominated Outstanding PSUs	U.S. Dollar Denominated Outstanding PSUs
Outstanding, Beginning of Year	1,238,391	1,088,667
Granted	212,602	26,803
Deemed Eligible to Vest	(290,905)	(250,103)
Units, in Lieu of Dividends	9,687	7,141
Forfeited	(203,822)	(161,878)

Outstanding, End of Period	965,953	710,630

For the three months ended March 31, 2012, Encana recorded a reduction in compensation costs of $1 million related to the outstanding PSUs (2011—compensation costs of $8 million).

F) Deferred Share Units

The Company has in place a program whereby Directors and certain key employees are issued DSUs, which vest immediately, are equivalent in value to a common share of the Company and are settled in cash. DSUs can be redeemed in accordance with the terms of the agreement and expire on December 15th of the year following the Director’s resignation or employee’s departure.

Employees have the option to convert either 25 or 50 percent of their annual High Performance Results (“HPR”) award into DSUs. The number of DSUs is based on the value of the award divided by the closing value of Encana’s share price at the end of the performance period of the HPR award.

The following table summarizes information related to the DSUs as at March 31, 2012:

Canadian Dollar Denominated	Outstanding DSUs
Outstanding, Beginning of Year	904,853
Granted	102,151
Converted from HPR awards	38,077
Units, in Lieu of Dividends	10,512

Outstanding, End of Period	1,055,593

For the three months ended March 31, 2012, Encana recorded compensation costs of $3 million related to the outstanding DSUs (2011—compensation costs of $7 million).

Notes to Condensed Consolidated Financial Statements
Encana Corporation	19	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13. Compensation Plans (continued)

G) Restricted Share Units

Since 2011, RSUs have been granted to eligible employees. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date. As at March 31, 2012, Encana plans to settle the RSUs in cash on the vesting date.

The following table summarizes information related to the RSUs at March 31, 2012:

	Canadian Dollar Denominated Outstanding RSUs	U.S. Dollar Denominated Outstanding RSUs
Outstanding, Beginning of Year	1,751,167	1,573,571
Granted	261,953	51,783
Units, in Lieu of Dividends	19,892	16,364
Forfeited	(64,416)	(27,739)

Outstanding, End of Period	1,968,596	1,613,979

For the three months ended March 31, 2012, Encana recorded compensation costs of $5 million related to the outstanding RSUs (2011—compensation costs of $2 million). The paid in surplus balance as at March 31, 2012 and December 31, 2011 relates to the RSUs.

H) Restricted Cash Plan

In October 2011, Encana's Board approved the use of a Restricted Cash Plan as a component of the long-term incentive grant to eligible employees. The Restricted Cash Plan is a time-based conditional grant to receive cash which, in accordance with the corresponding grant agreement, requires that the employee remain actively employed with Encana on the vesting date. The Restricted Cash Plan vests over three years with one third payable after each anniversary of the grant date. For the three months ended March 31, 2012, Encana recorded compensation costs of $5 million (2011—compensations costs of nil) relating to the Restricted Cash Plan grant.

I) Pensions and Other Post-Employment Benefits

The periodic pension and other post-employment benefits ("OPEB") expense for the three months ended March 31 is as follows:

	Pension Benefits		OPEB
	2012	2011	2012	2011
Current service costs	$2	$3	$4	$3
Interest cost	3	4	1	1
Expected return on plan assets	(4)	(4)	—	—
Amortization of net actuarial gains and losses	4	—	—	—

Total Defined Benefit Plans Expense	$5	$3	$5	$4

	Pension Benefits		OPEB
	2012	2011	2012	2011
Defined Benefit Plan Expense	$5	$3	$5	$4
Defined Contribution Plan Expense	10	9	—	—

Total Benefit Plans Expense	$15	$12	$5	$4

Encana's net benefit plan expense for the three months ended March 31, 2012 was $20 million (2011—$16 million). Encana's contribution to the defined benefit pension plans for the three months ended March 31, 2012 was $1 million (2011—$2 million). Encana's contribution to the defined contribution pension plans for the three months ended March 31, 2012 was $11 million (2011—$10 million).

Notes to Condensed Consolidated Financial Statements
Encana Corporation	20	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques include the market, income, and cost approach. Market approach uses information generated by market transactions involving identical or comparable assets or liabilities; income approach converts estimated future amounts to a present value; and cost approach is based on the amount that currently would be required to replace an asset.

Inputs used in determining fair value are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. The three input levels of the fair value hierarchy are as follows:

•	Level 1—Inputs represent quoted prices in active markets for identical assets or liabilities, such as exchange-traded commodity derivatives.

•

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets or other market corroborated inputs.

•

Level 3—Inputs that are not observable from objective sources, such as forward prices supported by little or no market activity or internally developed estimates of future cash flows used in a present value model.

In determining fair value, the Company utilizes the most observable inputs available. If a fair value measurement reflects inputs at multiple levels within the hierarchy, the fair value measurement is characterized based on the lowest level of input that is significant to the fair value measurement.

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.

Recurring fair-value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 15 and 12, respectively. These items are carried at fair value in the Condensed Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no transfers between the hierarchy levels during the period.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	21	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Fair Value Measurements (continued)

As at March 31, 2012	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (5)	Carrying Amount

Risk Management
Risk Management Assets (1)	$1	$2,156	$8	$2,165	$(57)	$2,108
Risk Management Liabilities (1)	—	62	—	62	(57)	5

Share units resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (2)	$—	$—	$2	$2	$—	$2
Accounts payable and accrued liabilities (3)	—	—	2	2	—	2
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (4)	—	—	68	68	—	68
As at December 31, 2011

Risk Management
Risk Management Assets (1)	$1	$2,124	$18	$2,143	$(96)	$2,047
Risk Management Liabilities (1)	—	103	—	103	(96)	7

Share units resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (2)	$—	$—	$1	$1	$—	$1
Accounts payable and accrued liabilities (3)	—	—	1	1	—	1
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (4)	—	—	83	83	—	83

(1)	Including current portion.
(2)	Receivable from Cenovus.
(3)	Payable to Cenovus employees.
(4)	Payable to Cenovus.
(5)	Derivative assets and liabilities with the same counterparty are presented within the fair value hierarchy on a gross basis, even where the legal right of offset exists.

A summary of changes in Level 3 fair value measurements for the three months ended March 31 is presented below:

	Risk Management		Share Units Resulting from Split Transaction
	2012	2011	2012	2011
Balance, Beginning of Year	$18	$(7)	$(83)	$(120)
Total gains (losses)	(12)	16	(21)	(75)
Purchases, issuances and settlements:
Purchases	—	—	—	—
Settlements	2	(1)	36	37
Transfers in and out of Level 3	—	—	—	—

Balance, End of Period	$8	$8	$(68)	$(158)

Change in unrealized gains (losses) related to assets and liabilities held at end of period	$(8)	$14	$(11)	$(68)

Amounts related to risk management assets and liabilities are recognized in revenues and operating costs according to their purpose. Amounts related to share units resulting from the Split Transaction are recognized in operating costs, administrative expenses and capitalized within property, plant and equipment as described in Note 13.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	22	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Fair Value Measurements (continued)

The fair values of Level 1 and Level 2 risk management assets and liabilities are based on a market approach and are estimated using quoted market prices which are either directly or indirectly observable at the reporting date, such as broker quotes, observable trading activity, and prices published on information platforms and exchanges.

The Company’s Level 3 risk management assets and liabilities consist of power purchase contracts with terms to 2017. The fair value of these contracts are based on an income approach and are modeled internally using available observable inputs and unobservable inputs such as forward power prices in less active markets. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented in the table below:

	Valuation Technique	Unobservable Input	As at March 31, 2012	As at December 31, 2011
Risk Management	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$66.34 - $69.50	$71.50 -$77.55
Share units resulting from the Split Transaction	Option Model	Cenovus share unit volatility	31.84%	32.48%

A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $5 million ($6 million at December 31, 2011) increase or decrease to risk management assets. A five percent increase or decrease in Cenovus share unit estimated volatility would cause a corresponding $4 million ($6 million at December 31, 2011) increase or decrease to accounts payable and accrued liabilities.

15. Financial Instruments and Risk Management

A) Financial Instruments

Encana's financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B) Risk Management Assets and Liabilities

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 14 for a discussion of fair value measurements.

Unrealized Risk Management Position

	As at March 31, 2012	As at December 31, 2011
Risk Management
Current asset	$1,861	$1,806
Long-term asset	247	241

	2,108	2,047

Risk Management
Current liability	1	1
Long-term liability	4	6

	5	7

Net Risk Management Asset	$2,103	$2,040

Notes to Condensed Consolidated Financial Statements
Encana Corporation	23	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Summary of Unrealized Risk Management Positions—By Product

	As at March 31, 2012			As at December 31, 2011
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net
Commodity Prices
Natural gas	$2,100	$5	$2,095	$2,032	$7	$2,025
Power	8	—	8	15	—	15

Total Fair Value	$2,108	$5	$2,103	$2,047	$7	$2,040

Commodity Price Positions as at March 31, 2012

	Notional Volumes	Term	Average Price		Fair Value
Natural Gas Contracts
Fixed Price Contracts

NYMEX Fixed Price	1,955 MMcf/d	2012	5.80 US$	/Mcf	$1,761
NYMEX Fixed Price	505 MMcf/d	2013	5.24 US$	/Mcf	319

Basis Contracts (1)

Canada		2012			16
United States		2012			(6)
Canada and United States		2013-2015			4

					2,094
Other Financial Positions (2)					1

Natural Gas Fair Value Position					2,095

Power Purchase Contracts
Power Fair Value Position					8

Total Fair Value					$2,103

(1)

Encana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed price differentials and differentials determined as a percentage of NYMEX.

(2)	Other financial positions are part of the ongoing operations of the Company's proprietary production management.

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)		Unrealized Gain (Loss)
	Three Months Ended		Three Months Ended
	March 31,		March 31,
	2012	2011	2012	2011
Revenues, Net of Royalties	$529	$204	$70	$(151)
Operating Expenses and Other	(2)	1	(7)	18

Gain (Loss) on Risk Management	$527	$205	$63	$(133)

Reconciliation of Unrealized Risk Management Positions from January 1 to March 31

	2012		2011
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)
Fair Value of Contracts, Beginning of Year	$2,040
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	590	$590	$72
Fair Value of Contracts Realized During the Period	(527)	(527)	(205)
Fair Value of Contracts, End of Period	$2,103	$63	$(133)

Notes to Condensed Consolidated Financial Statements
Encana Corporation	24	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company's policy is to not use derivative financial instruments for speculative purposes.

Natural Gas—To partially mitigate the natural gas commodity price risk, the Company has entered into swaps which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.

Power—The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

The table below summarizes the sensitivity of the fair value of the Company's risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at March 31 as follows:

	2012		2011
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease
Natural gas price	$(195)	$195	$(630)	$630
Power price	5	(5)	5	(5)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company's credit portfolio including credit practices that limit transactions according to counterparties' credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at March 31, 2012, the Company had no significant collateral balances posted and there were no credit derivatives in place.

As at March 31, 2012, cash equivalents include high-grade, short-term securities, placed primarily with governments, financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	25	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Credit Risk (continued)

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at March 31, 2012, approximately 95 percent (95 percent at December 31, 2011) of Encana's accounts receivable and financial derivative credit exposures are with investment grade counterparties.

As at March 31, 2012, Encana has four counterparties (2011—four counterparties) whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at March 31, 2012, these counterparties accounted for 22 percent, 17 percent, 14 percent and 10 percent of the fair value of the outstanding in-the-money net risk management contracts.

Liquidity Risk

Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a wide range of funding alternatives at competitive rates through commercial paper, committed revolving bank credit facilities and debt capital markets. As at March 31, 2012, Encana had available unused committed revolving bank credit facilities totaling $5.0 billion which include C$4.0 billion ($4.0 billion) on a revolving bank credit facility for Encana and $999 million on a revolving bank credit facility for a U.S. subsidiary that remains committed through October 2015.

Encana also had unused capacity under two shelf prospectuses for up to $5.0 billion, the availability of which is dependent on market conditions, to issue up to C$2.0 billion ($2.0 billion) of debt securities in Canada and up to $3.0 billion in the U.S. These shelf prospectuses expire in June 2013 and May 2012, respectively. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	$2,095	$—	$—	$—	$—	$2,095
Risk Management Liabilities	1	1	2	1	—	5
Long-Term Debt (1)	464	2,374	763	3,174	7,659	14,434

(1)	Principal and interest.

Encana's long-term debt obligations were $14.4 billion at March 31, 2012. Further information on long-term debt is contained in Note 9.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	26	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company's reported results. Encana's functional currency is Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company's results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives. At March 31, 2012, Encana had $5.9 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.9 billion at December 31, 2011) and $1.8 billion in debt that was not subject to foreign exchange exposure ($2.2 billion at December 31, 2011). There were no foreign exchange derivatives outstanding at March 31, 2012.

Encana's foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $49 million change in foreign exchange (gain) loss at March 31, 2012 (2011—$51 million). The Company may enter into forward sales or purchases of U.S. or Canadian dollars to mitigate foreign exchange risk. There were no forward sales or purchases outstanding as at March 31, 2012.

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding at March 31, 2012.

At March 31, 2012, the Company had no floating rate debt. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2011—$3 million).

16. Commitments and Contingencies

Commitments

The following table outlines the Company's commitments at March 31, 2012:

	Expected Future Payments
(undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Transportation and Processing	$626	$855	$905	$913	$810	$5,557	$9,666
Purchases of Goods and Services	383	209	130	91	50	73	936
Operating Leases	40	50	47	43	37	101	318
Capital Commitments	151	6	7	8	7	80	259

Total	$1,200	$1,120	$1,089	$1,055	$904	$5,811	$11,179

In addition to the commitments disclosed above, Encana has made commitments related to its risk management program and the Company’s obligation to fund its defined benefit pension and other post-employment benefit plans. Further information related to the Company's risk management program can be found in Note 15.

Contractual obligations arising from long-term debt, asset retirement obligations, The Bow office project and the PFC are recognized on the Company’s Condensed Consolidated Balance Sheet. Further information related to these items can be found in Notes 9, 10 and 11.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	27	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

16. Commitments and Contingencies (continued)

Contingencies

Legal Proceedings

The Company is involved in various legal claims and actions arising in the ordinary course of operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company's consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	28	Prepared in accordance with U.S. GAAP in US$